Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                January 7, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9112
             40/60 Strategic Allocation Port. 1Q '21 - Term 4/18/22
                                 (the "Trust")
                      CIK No. 1829908 File No. 333-251071
________________________________________________________________________________


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover Page
__________

      1. THE STAFF NOTES THAT THE COVER PAGE DESCRIBES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND ETFS. PLEASE EXPLAIN WHAT IS MEANT BY "DIVERSIFIED" AND/OR HOW THE PORTFOLIO IS DIVERSIFIED.

      Response: Please note that the Trust holds a variety of common stocks across different sectors and market capitalizations and ETFs that invest in various fixed-income securities. The term "diversified" is meant only to describe that the Trust holds a diversified portfolio of securities.

Portfolio
_________

      2. THE DISCLOSURE UNDER THE SECTION ENTITLED "COMMON STOCK SELECTION" PROVIDES THAT THE UNIVERSE IS DIVIDED INTO SEVEN DISTINCT STYLES CONSISTING OF SIX DOMESTIC EQUITY ASSET CLASSES AND ONE INTERNATIONAL EQUITY ASSET CLASS. PLEASE SPECIFY WHAT THE SIX DOMESTIC EQUITY ASSET CLASSES ARE.

      Response: Please refer to the disclosure in the prospectus under the section entitled "40/60 Strategic Allocation Portfolio" which describes that the Trust invests in the following six strategies: large-cap growth, large-cap value, mid-cap growth, mid-cap value, small-cap growth, and small-cap value and the percentage of the Trust's portfolio each such strategy represents.

      3. THE DISCLOSURE UNDER THE SECTION ENTITLED "COMMON STOCK SELECTION" PROVIDES THAT THE "STOCKS IN EACH GROUP ARE THEN DIVIDED EVENLY BETWEEN GROWTH AND VALUE BY THEIR PRICE-TO-BOOK RATIOS TO ESTABLISH THE UNIVERSE OF STOCKS ELIGIBLE FOR SELECTION FROM WITHIN EACH ASSET CLASS." PLEASE DESCRIBE WHAT IS MEANT BY ASSET CLASS AND IF THIS IS A REFERENCE TO A CAPITALIZATION RANGE?

      Response: In accordance with the Staff's comment, the reference to "asset class" will be replaced with "market capitalization range."

      4. THE DISCLOSURE UNDER THE SECTION ENTITLED "COMMON STOCK SELECTION" PROVIDES AS FOLLOWS: "WE THEN RANK THE STOCKS WITHIN EACH OF THE SEVEN UNIVERSES BASED ON TWO MULTIFACTOR MODELS. HALF OF A STOCK'S RANKING IS BASED ON A RISK MODEL AND THE REMAINING HALF IS BASED ON A MODEL WHICH IS DETERMINED BY THEIR STYLE DESIGNATION. VALUE AND INTERNATIONAL STOCKS ARE RANKED ON ONE MODEL WHILE GROWTH STOCKS ARE RANKED USING A SEPARATE MODEL."

      (A) PLEASE SPECIFY WHICH IS MEANT BY "SEVEN UNIVERSES."

      (B) PLEASE EXPLAIN THE RANKING PROCESS IN THIS PARAGRAPH MORE CLEARLY.

      (C) PLEASE SPECIFY WHAT THE RISK MODEL HALF OF A STOCK'S RANKING IS BASED ON.

      (D) PLEASE SPECIFY THE STYLE DESIGNATION THAT A STOCK'S RANKING IS BASED
          ON.

      (E) PLEASE SPECIFY THE MODEL USED TO RANK VALUE AND INTERNATIONAL STOCKS AND THE MODEL USED TO RANK GROWTH STOCKS.

      Response:

      (a) Please refer to earlier disclosure in the prospectus which describes that the seven universes consist of six domestic equity asset classes and one international equity asset class.

      (b) The Trust believes that the ranking process, as currently described, is appropriate for investor comprehension.

      (c) In accordance with the Staff's comment, please note that bullet points in the prospectus under the section entitled "Risk Model" will be replaced in their entirety with the following to describe what the risk model is based on with more specificity:

      "Risk Model
         o Debt-to-equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.
         o Beta. Compares a security's volatility relative to the market. A security with a beta less than 1 would generally be considered lower risk than the market. A security with a beta more than 1 would generally be considered higher risk than the market.
         o Earnings variability. Compares a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line. Companies that have more consistent earnings growth are assigned a higher ranking."

      (d) Please refer to the disclosure in the prospectus under the section entitled "40/60 Strategic Allocation Portfolio" which describes that the Trust invests in the following six strategies: large-cap growth, large-cap value, mid-cap growth, mid-cap value, small-cap growth, and small-cap value and the percentage of the Trust's portfolio each such strategy represents.

      (e) In accordance with the Staff's comment, please note that bullet points found later in the prospectus under the sections entitled "Value & International Model" and "Growth Model" will be replaced in their entirety with the following to describe what each respective model is based on with more specificity:

      "Value & International Model

         o Price-to-book. Compares a company's market capitalization to its book value. A lower, but positive, price-to-book ratio is generally used as an indication of value.
         o Price-to-cash flow. Compares a company's market capitalization to cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.
         o Return on assets. Compares a company's trailing 12-months net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.
         o  3-month price appreciation.

      Growth Model

         o Price-to-sales. Compares a company's market capitalization to revenue generated. A lower ratio indicates investors are paying less for the revenue generated.
         o Price-to-cash flow. Compares a company's market capitalization to cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.
         o Change in return on assets. Compares a company's current return on assets relative to a year ago. The ratio shows improvement in a company's ability to generate net income from its assets.
         o  6-month price appreciation."

      5. PLEASE DESCRIBE WHAT IS MEANT BY THE "BETA" BULLET POINT UNDER THE RISK MODEL IN PLAIN ENGLISH.

      Response: Please refer to the Trust's response to comment 4(c) above.

      6. THE DISCLOSURE PROVIDES THAT "THE 30 STOCKS WITH THE BEST OVERALL RANKING FROM EACH OF THE SEVEN STYLE CLASSES ARE SELECTED FOR THE TRUST, SUBJECT TO A MAXIMUM OF SIX STOCKS FROM ANY ONE OF THE MAJOR MARKET SECTORS AS DETERMINED BY S&P'S GLOBAL INDUSTRY CLASSIFICATION STANDARD." PLEASE SPECIFY THE MAJOR MARKET SECTORS.

      Response: In accordance with the Staff's comment, the reference to "major market sectors" will be replaced with "11 market sectors."

Risk Factors
____________

      7. IF THE TRUST HAS EXPOSURE TO ANY COVENANT LITE INVESTMENTS, PLEASE ADD APPROPRIATE DISCLOSURE TO THE SECTION ENTITLED "FIXED INCOME ETF SELECTION" AND ADD APPLICABLE RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio has exposure to covenant-lite loans, appropriate disclosure will be added to the Trust's prospectus.

      8. IF THE TRUST HAS EXPOSURE TO ANY UNDERLYING ETFS THAT INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD APPROPRIATE RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus

      9. THE STAFF NOTES THAT SENIOR LOANS ARE REFERENCED IN THE SECTION ENTITLED "FIXED INCOME ETF SELECTION" BUT THAT NO SENIOR LOANS RISK DISCLOSURE IS CURRENTLY IN THE PROSPECTUS. PLEASE ADD A SENIOR LOANS RISK TO THE TRUST'S PROSPECTUS.

      Response: In accordance with the Staff's comments, the Trust's prospectus will be revised to include a senior loans risk.

      10. THE STAFF NOTES THAT AGENCY BONDS ARE REFERENCED IN THE SECTION ENTITLED "FIXED INCOME ETF SELECTION" BUT THAT NO AGENCY BONDS RISK DISCLOSURE IS CURRENTLY IN THE PROSPECTUS. PLEASE DISCLOSE THE RISK OF AGENCY BONDS IN TRUST'S PROSPECTUS.

      Response: Please refer to the Mortgage-Backed-Securities risk factor and the Interest Rate Risk, Credit Risk, Call Risk, Extension Risk, Liquidity Risk, Prepayment Risk and Valuation Risk which the Trust believes adequately describe the risks associated with agency bonds for investor comprehension. Risk Factors

      11. PLEASE UPDATE THE "BREXIT RISK" TO INCLUDE DISCLOSURE BASED ON CURRENT EVENTS.

      Response: In accordance with the Staff's comment, the "Brexit Risk" will be replaced in its entirety with the following:

      "BREXIT RISK. Certain of the Funds held by the Trust are subject to Brexit risk. About one year after the United Kingdom officially departed the European Union (commonly referred to as "Brexit"), the United Kingdom and the European Union reached a trade agreement that became effective on December 31, 2020. Under the terms of the trade deal, there will be no tariffs or quotas on the movement of goods between the United Kingdom and Europe. Brexit has led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. There can be no assurance that the new trade agreement will improve the instability in global financial markets caused by Brexit. Given the size and importance of the United Kingdom's economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the new trade guidelines.

      It is not currently possible to determine the extent of the impact the Brexit trade agreement may have on the Trust's investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust's investments."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon